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Exhibit 99(a)(1)(C)

OPTION OF HOLDER TO ELECT PURCHASE

        If you want to elect to have this Note purchased by the Company pursuant to Section 7.1 or Article VI of the Indenture, check the box: ☐

        If you want to elect to have only part of this Note purchased by the Company pursuant to Section 7.1 or Article VI of the Indenture, state the amount in principal amount (must be an integral multiple of $1,000): $                   .

Date:	Your signature:	Sign exactly as your name appears on the other side of this Note

Signature Guarantee: (Signature must be guaranteed)

        The signature(s) should be guaranteed by an eligible guarantor institution (banks, stockbrokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program), pursuant to S.E.C. Rule 17Ad-15.

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  Exhibit 99(a)(1)(C)